NEURALSTEM, INC.

April 20, 2011

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

Telephone Number (202) 551-3715

RE: Neuralstem, Inc.
Registration Statement on Form S-3
Filed March 31, 2011
File No. 333-173221

Dear Mr. Riedler:

We are submitting this letter in response to your comments of April 13, 2011, with regard to the above referenced filing of Neuralstem, Inc. (“Company”).  As requested, we have amended the above referenced filing to incorporate by reference the Form 8-K filed on February 15, 2011.

We hereby acknowledge that:

1.
should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

 /s/ I. Richard Garr
I.  Richard Garr
Chief Executive Officer